September 7, 2006



Alan H. Cohen
Chairman of the Board and CEO

The Finish Line, Inc.
3308 N. Mitthoeffer Road
Indianapolis, Indiana 46235

Dear Mr. Cohen:

We greatly appreciate you and your team taking the time to discuss with us The Finish Line, Inc. ("Finish Line" or the "Company"). As we stated, Funds and accounts managed by Clinton Group Inc. ("Clinton") currently beneficially own in excess of 5% of the outstanding shares of the Company.

We have invested in Finish Line because we believe the market price of Finish Line shares fails to reflect the true earnings power of the traditional Finish Line concept stores, management's ability to turnaround the recent same store sales trends, the potential for margin improvement and realization of operating leverage and the value potential of the Man Alive and Paiva concepts. Further, we departed our meeting with a greater sense that such beliefs are indeed accurate.

While we are supportive of management as operators of the business, we are writing this letter to encourage your board to take immediate steps to enhance shareholder value. Today, we choose to highlight the following as initial steps that the board should do to enhance shareholder value: (1) eliminate the unfriendly shareholder corporate governance structure including the dual class voting structure, (2) commence a Dutch tender offer in conjunction with a modest senior debt financing, and (3) to the extent the share price continues to languish, engage a reputable investment banking firm to explore strategic alternatives including, but not limited to, a going private transaction or an outright sale of the Company.

PERFORMANCE HAS BEEN WEAK, BUT WE ARE CONFIDENT IN A TURNAROUND

We acknowledge that Finish Line has suffered from the merchandising miss regarding low profile footwear as well as weakness in women's footwear, but we continue to believe in the overall earnings power of the traditional Finish Line retail stores. We are confident in management's ability to "right the ship" and realize both same store sales growth and continued square footage growth. In addition, we are complimentary of management's pursuit in diversifying the growth of the Company with the Man Alive and Paiva concepts, and we look forward to better understanding their financial results.

FINISH LINE SHARES ARE UNDERVALUED

As of September 7, 2006, Finish Line's market capitalization has decreased approximately 37% since the beginning of the year. While the recent same store sales trends have not been strong, we believe the market has significantly undervalued the Company.

At the current valuation, we compute a TEV / LTM EBITDA multiple of 4.0x. Taking into account the recent earnings estimates, the TEV / Fiscal 2007(1) Revenue and EBITDA multiples are 0.4x and 5.3x, respectively. Furthermore, the current MVE / tangible book value multiple is 1.3x. We view these multiples as significantly depressed for a profitable business model with strong cash generation and strong growth prospects.

Finish Line's closest comparable company is Foot Locker, Inc. ("Foot Locker"), a company that has been rumored to be a target of takeover or going private transaction. At a stock price of $24.00, Foot Locker's TEV / LTM EBITDA multiple is 6.7x and its TEV / Fiscal 2007(2) Revenue and EBITDA multiples are 0.6x and 6.5x, respectively. Furthermore, the current MVE / tangible book value multiple is 2.2x. The rumored takeout price range is $26.00 to $32.00, and represents a range that we have justified by developing and evaluating our own leveraged buyout model for Foot Locker. At the midpoint of the rumored takeout price range, the TEV / LTM EBITDA multiple is 8.1x and the TEV / Fiscal 2007 EBITDA multiple is 7.9x.

Based on these trading multiples, the implied per share values for FINL are as follows:
    o    6.7x TEV / LTM EBITDA:  $17.64
    o    0.6x TEV / Fiscal 2007 Revenue: $17.55
    o    6.5x TEV / Fiscal 2007 EBITDA:  $13.43
    o    2.2x MVE / tangible BV:  $19.24

Based on the possible takeout price multiples, the implied per share values for FINL are as follows:
    o    8.1x TEV / LTM EBITDA:  $21.04
    o    7.9x TEV / Fiscal 2007 EBITDA: $16.02

We believe that Finish Line represents an as good, if not better, leveraged buyout and/or management buyout candidate than Foot Locker given the Company's relatively lower valuation, strong cash flow generation, potential for a margin recovery story and diversified growth prospects. Over the last several years prior to calendar 2006, Finish Line experienced stronger revenue and earnings growth than Foot Locker. We also believe that the Finish Line shopping experience is truly a superior one given the stores' fresh decor, improving product mix and wide selection of non-footwear goods.

In addition, Finish Line is undervalued compared to recent precedent transactions in the specialty retail space. PETCO Animal Supplies, Inc. (PETC) announced a buyout by a sponsor group and management at a TEV / FY 2006 EBITDA multiple of 7.9x. There are many examples of specialty retailers such as The Sports Authority, Inc. and Michaels

--------------------------

(1) Finish Line has a February fiscal year end.
(2) Foot Locker has a January fiscal year end.

Stores, Inc. that have been acquired since the beginning of the year for TEV / EBITDA multiples between 7.5x to 11.0x.


AMEND CORPORATE GOVERNANCE STRUCTURES

We believe that Finish Line's stock price has been negatively affected by the dual class voting structure (Class A/Class B) for the Company's common shares. Messrs. Cohen, Klapper and Sablosky control approximately 56% of the voting shares, yet only approximately 11% of the economic interest. Given that the Class B Common shares held by Messrs. Cohen, Klapper and Sablosky are freely convertible into Class A shares, we urge these shareholders to exercise their conversion right as a good faith indication to the other Class A shareholders that we are all aligned in the pursuit of shareholder value.

In addition, other structural considerations of the Company's corporate governance symbolize entrenchment and should be remedied by the board. As an example, the board should immediately repeal the voting requirements for Article 9 of the Restated Articles of Incorporation - Provisions for Certain Combinations.

COMMENCE DUTCH TENDER OFFER

We note that the Company has purchased approximately 1.1 million Class A shares in the thirteen weeks ended August 26, 2006, and that the Company has 2.6 million shares still available under the share repurchase program instituted by the board in July 2004.

We urge the board to use the Company's strong balance sheet to commence a Dutch tender offer. We note that there is significant amount of availability under the Company's $75 million revolving credit facility, but we think the most efficient capital structure would be to replace the credit facility with a comparably sized revolver in addition to a term loan B of at least $100 million. A term loan B facility would minimize annual amortization requirements and offer flexibility with regards to pre-payment to allow the Company to execute its growth strategy unfettered. Considering the modest pro forma total debt / EBITDA and adjusted debt / EBITDAR multiples and comparable issuers' ratings, we believe that Company should get attractive pricing on both tranches of the facility. We suggest the use of proceeds be a Dutch tender offer at a modest premium to the current share price. We believe this course of action is certainly accretive to continuing shareholders while still prudent from a capital structure standpoint.

We reference the recent announcement of Brinker International, Inc. (EAT) to repurchase 14% of their outstanding shares in conjunction with a debt financing at modest leverage levels and the market's subsequent positive response to this initiative as a exemplary model for a transaction.

CONSIDER ESTABLISHING A SPECIAL COMMITTEE AND RETAIN AN INVESTMENT BANK TO ASSESS STRATEGIC ALTERNATIVES

To the extent the stock price continues to languish, we urge you to establish a special committee of independent directors to assess, with the help of a reputable investment banking firm, certain initiatives to enhance shareholder value. We believe that any review should include a going private transaction in conjunction with management's reinvestment or pursuing an outright sale of the business.

We see the PETCO transaction history and management's partnership with financial sponsors as a model for a Finish Line transaction. There are significant merits to operating Finish Line as a private company given the recent operating performance of the Company, and a going-private transaction at a valuation at a significant premium to Finish Line's current stock price would deliver value to shareholders. As a private Company, management may make operating and strategic decisions based on the long-term goals of the Company while minimizing the need to service quarter-to-quarter expectations of public shareholders. Also, a conservatively levered capital structure would allow the Company to pursue the same, or even more aggressive, growth plan with the Finish Line concept stores and Man Alive and Paiva if their returns merit.

Given the diversity of our fund strategies at Clinton Group Inc., and our belief in the long-term prospects of the Company, we would welcome an opportunity to evaluate taking a minority role as an equity investor alongside management and a financial sponsor partner or as a subordinated debt holder.

We believe these initial steps that we have constructively laid out in this letter should serve to deliver long-term value to the Company's shareholders. We note that you stated to shareholders during the first quarter conference call that YOU WOULD BE "VERY, VERY OPEN MINDED" IN CONSIDERATION OF THE "LONG-TERM BEST INTEREST OF ALL THE SHAREHOLDERS," so we look forward to continued dialogue with you.

We enjoyed meeting with you and hope to continue and open and constructive dialogue. To that end, please feel free to contact Conrad Bringsjord, Managing Director, at 212-377-4224 or Joseph De Perio, Vice President, at 212-739-1833 at Clinton to discuss any and all issues further at your convenience.


Sincerely,


/s/ Conrad Bringsjord
-------------------------
Conrad Bringsjord
Managing Director
Portfolio Manager Event Driven and Activist Investments